UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
SRA International, Inc.

(Name of Issuer)
Class A Common Stock, $.004 par value per share

(Title of Class of Securities)
78464R 10 5

(CUSIP Number)
Ernst Volgenau
c/o SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033
(202) 803-1500
With a copy to:
Stephen I. Glover, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036
(202) 955-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78464R 10 5

1	NAME OF REPORTING PERSONS Ernst Volgenau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,815,983 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,184,095 (3)

WITH:	10	SHARED DISPOSITIVE POWER:

631,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,815,983 shares of Class A Common Stock, par value $0.004 per share (“Class A Common Stock”) (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes (i) 111,144 shares of the Class A Common Stock of SRA International, Inc. (the “Company”) and 11,070,581 shares of the Company’s Class B Common Stock, par value $0.004 per share (“Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”) held by trusts for the benefit of Dr. Ernst Volgenau (“Dr. Volgenau”) and members of Dr. Volgenau’s family of which Dr. Volgenau is trustee, (ii) 631,888 shares of Class B Common Stock held by a grantor retained annuity trust for the benefit of members of Dr. Volgenau’s family of which Dr. Volgenau’s wife, Sara Volgenau, is trustee (collectively with the trusts referred to in clause (i), the “Affiliated Trusts”), (iii) 200 shares of Class A Common Stock owned directly by Dr. Volgenau and (iv) 2,170 shares of Class A Common stock held in Dr. Volgenau’s 401(k) account. Each share of Class B Common Stock entitles its holder to ten votes and is convertible into one share of Class A Common Stock at any time. Each share of Class A Common Stock entitles its holder to one vote. Accordingly, the shares reported as beneficially owned by Dr. Volgenau represent approximately 71% of the combined voting power of the Company’s Class A Common Stock and Class B Common Stock issued and outstanding on April 30, 2011, as reported in the Company’s quarterly report on Form 10-Q filed on May 10, 2011 (assuming the conversion of all Class B Common Stock into Class A Common Stock).
(2) As a result of the Voting Agreement (described below in Item 3), Dr. Volgenau and the Affiliated Trusts (the “Volgenau Stockholders”), may be deemed to share with Sterling Parent Inc. (“Parent”) the power to vote or direct the vote of all of the Common Stock owned by the Volgenau Stockholders; however, Parent is not entitled to any rights as a stockholder of the Company under that agreement. As a result of the Voting Agreement, the Volgenau Stockholders and Parent may be deemed a “group” for the purposes of Sections 13(d) and 13(g) of the Act. Dr. Volgenau expressly disclaims membership in such group, and nothing herein shall be deemed to be an admission by Dr. Volgenau as to the existence of such group.
(3) Under the Voting Agreement, the Volgenau Stockholders have agreed to certain transfer restrictions on the disposition of shares of Class A Common Stock and Class B Common Stock.

This Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock of the Company. This Schedule 13D is being filed on behalf of Dr. Ernst Volgenau. Dr. Volgenau previously reported ownership of the Class A Common Stock as of April 30, 2011 on Amendment No. 8 to Schedule 13G, filed on behalf of Dr. Volgenau on May 23, 2011 pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D relates to shares of Class A Common Stock of the Company. The principal executive offices of the Company are located at 4300 Fair Lakes Court, Fairfax, VA 22033.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by Dr. Ernst Volgenau.
     (b) The business address for Dr. Volgenau is c/o SRA International, Inc. 4300 Fair Lakes Court, Fairfax, VA 22033.
     (c) Dr. Volgenau is the founder, director, and chairman of the board of directors of the Company.
     (d) Dr. Volgenau has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Dr. Volgenau has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Dr. Volgenau is a United States citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Concurrently with the execution of the Merger Agreement (as defined below), The Ernst Volgenau Revocable Trust, a trust controlled by Dr. Volgenau (the “Volgenau Rollover Trust”), entered into the Equity Rollover Commitment Letter, dated March 31, 2011 (the “Rollover Letter”) with Sterling Holdco Inc. (“Holdco”). Pursuant to the Rollover Letter, the Volgenau Rollover Trust agreed that, immediately prior to the effective time of the Merger (as defined below) and subject to certain conditions, the Volgenau Rollover Trust will contribute to Holdco an aggregate of 4,800,000 shares of Class B Common Stock, valued at the $31.25 per share merger consideration described in Item 4 below, in exchange for (i) certain equity interests in Holdco with an aggregate value of $120 million and (ii) a promissory note issued by Holdco in favor of Dr. Volgenau in an original principal amount of $30 million.
     A fuller description of the Rollover Letter can be found in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2011 (the “Form 8-K”), which description is incorporated herein by reference. The foregoing description of the Rollover Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Letter, which is filed as Exhibit 7.1 hereto and is incorporated herein by reference.
     Concurrently with the execution of the Merger Agreement, Parent and the Volgenau Stockholders entered into a Voting and Support Agreement, dated as of March 31, 2011 (the “Voting Agreement”). Pursuant to the Voting Agreement, each Volgenau Stockholder agreed to vote all shares of the Company’s Common Stock owned by them (i) in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, (ii) against any competing proposal and (iii) against any other action, proposal or transaction that would delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement. In addition, the Voting Agreement contains “no shop” restrictions on the ability of the Volgenau

Stockholders to initiate, solicit or encourage alternative acquisition proposals from third parties and to provide nonpublic information concerning the Company to or participate in discussions or negotiations with third parties regarding alternative acquisition proposals; provided that the Volgenau Stockholders are permitted to engage in discussions with any third party with which the Company is permitted to engage in discussions pursuant to the Merger Agreement regarding equity participation, investment or reinvestment in any alternative acquisition proposal and terms related thereto. The Voting Agreement terminates upon the earlier of (i) the Effective Time (as defined in the Merger Agreement); and (ii) the termination of the Merger Agreement. As of the date hereof, the Volgenau Stockholders hold shares of Common Stock representing approximately 20% of the Company’s total issued and outstanding shares, and representing approximately 71% of the voting power of the Company’s outstanding capital stock.
     A fuller description of the Voting Agreement can be found in the Form 8-K, which description is incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 7.2 hereto and is incorporated herein by reference.
     The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.
ITEM 4. PURPOSE OF THE TRANSACTION
     On March 31, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Sterling Merger Inc. (“Merger Sub”). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving entity and a wholly-owned subsidiary of Parent. At the Effective Time of the Merger, each stockholder of the Company will be entitled to receive $31.25 per share in cash without interest for each share of issued and outstanding Class A Common Stock and Class B Common Stock, excluding (i) treasury stock, (ii) Common Stock owned by Parent or Merger Sub and (iii) Common Stock with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn.
     A fuller description of the Merger and the Merger Agreement can be found in the Form 8-K, which description is incorporated herein by reference.
     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.3 hereto and is incorporated herein by reference.
     Except as set forth herein, the Rollover Letter, the Voting Agreement or the Merger Agreement, Dr. Volgenau does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As of the close of business on June 6, 2011, Dr. Volgenau may be deemed to beneficially own 11,815,983 shares of the Common Stock which includes (i) 111,144 shares of the Class A Common Stock and 11,070,581 shares of the Class B Common Stock held by trusts for the benefit of Dr. Volgenau and members of Dr. Volgenau’s family of which Dr. Volgenau is trustee, (ii) 631,888 shares of Class B Common Stock held by a grantor retained annuity trust for the benefit of members of Dr. Volgenau’s family of which Sara Volgenau, Dr. Volgenau’s wife, is trustee, (iii) 200 shares of Class A Common Stock owned directly by Dr. Volgenau and (iv) 2,170 shares of Class A Common stock held in Dr. Volgenau’s 401(k) account. Each share of Class B Common Stock is convertible into one share of Class A Common Stock; therefore Dr. Volgenau would be deemed to have beneficial ownership of 11,815,983 shares of the Class A Common Stock, which would represent approximately 20% of the Class A Common Stock issued and outstanding on April 30, 2011, as reported in the Company’s quarterly report on Form 10-Q filed on May 10, 2011 (assuming the conversion of all Class B Common Stock into Class A Common Stock).

     As a result of the matters described in Items 3 and 4 above, the Volgenau Stockholders and Holdco may be deemed a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act of 1934, as amended. As a member of a group, Dr. Volgenau may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by each other member of the group and Holdco may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by Dr. Volgenau. Dr. Volgenau expressly disclaims (i) membership of any group with Holdco, Parent, Merger Sub or any of their respective affiliates and (ii) beneficial ownership of any shares of Common Stock that may be owned by Holdco, Parent, Merger Sub or any of their respective affiliates. Dr. Volgenau does not have any affirmative information about any such shares that may be beneficially owned by such persons.
     (b) As a result of the Voting Agreement, Dr. Volgenau may be deemed to share with Parent the power to vote or direct the vote of all of the Common Stock owned by the Volgenau Stockholders (representing approximately 71% of the voting power of the outstanding capital stock of the Company), however, Parent is not entitled to any rights as a stockholder of the Company under that agreement and does not control the voting of shares held by the Volgenau Stockholders with respect to any other matters. Sara Volgenau, Dr. Volgenau’s spouse, and Dr. Volgenau share the power to dispose of the 631,888 shares of Class B Common Stock held by, the Ernst Volgenau 2010 Grantor Retained Annuity Trust, an estate planning trust of which Sara Volgenau is the trustee and Dr. Volgenau retains the sole power to vote such shares in the trust.
     Sara Volgenau is currently retired and was the former secretary of the Company. Her business address is c/o SRA International, Inc. 4300 Fair Lakes Court, Fairfax, VA 22033. Sara Volgenau has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Sara Volgenau is a United States citizen.
     (c) On February 13, 2011, the Ernst Volgenau 2009 Grantor Retained Annuity Trust, an estate planning trust of which Dr. Volgenau was the trustee, made its required annuity payment of (i) 286,638 shares of Class B Common Stock to Dr. Volgenau and (ii) 116,089 shares of Class B Common Stock to each of Dr. Volgenau’s three children. Following such annuity payments, the Ernst Volgenau 2009 Grantor Retained Annuity Trust terminated pursuant to its terms.
     On March 18, 2011, Dr. Volgenau, for estate planning purposes, transferred (i) 5,000,000 shares of Class B Common Stock to The Ernst Volgenau 2011 Charitable Remainder Unitrust I, a newly created estate planning trust of which Dr. Volgenau is the trustee and (ii) 1,000,000 shares of Class B Common Stock to The Ernst Volgenau 2011 Charitable Remainder Unitrust II, a newly created estate planning trust of which Dr. Volgenau is the trustee.
     On March 19, 2011, the Ernst Volgenau 2010 Grantor Retained Annuity Trust, an estate planning trust of which Sara Volgenau is the trustee, made its required annuity payment of 368,112 shares of Class B Common Stock to Dr. Volgenau.
     On March 31, 2011, as described above, the Volgenau Stockholders entered into the Voting Agreement and the Volgenau Rollover Trust entered into the Rollover Letter.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Other than as described in Items 3,4 and 5 of this Schedule 13 above, which descriptions are incorporated herein to this Item 6, Dr. Volgenau does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
The following documents are filed as exhibits:

Exhibit
Number	Description
7.1	Rollover Commitment Letter, dated as of March 31, 2011, by and between The Ernst Volgenau Revocable Trust and Sterling Holdco Inc. (incorporated by reference to Exhibit (d)(3) of the Schedule 13E-3 filed with the SEC on April 18, 2011).

7.2	Voting and Support Agreement, dated as of March 31, 2011, by and between Parent, Ernst Volgenau and the other stockholders on the signature pages thereof (incorporated by reference to Exhibit 7.1 to the Schedule 13G/A Amendment No. 8 filed with the SEC on May 23, 2011).

7.3	Agreement and Plan of Merger, dated March 31, 2011, by and among SRA International, Inc., Sterling Parent Inc. and Sterling Merger Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2011).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 14, 2011

ERNST VOLGENAU

By:
/s/ Ernst Volgenau Name: Ernst Volgenau